CLIFFORD CHANCE US LLP
31 WEST 52ND STREET
NEW YORK, NY 10019-6131
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Direct Dial: +1 212 878-8526
E-mail: kathleen.werner@cliffordchance.com

Coy Garrison, Esq.
United States Securities	August 04, 2016
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Carey Watermark Investors 2 Incorporated (“CWI 2”)

Post-Effective Amendment No. 6 (333-196681)

Dear Mr. Garrison:

Thank you for your call of August 3, 2016 advising us of your comment on CWI 2’s Post-Effective Amendment No. 6.  On behalf of CWI 2, this letter will confirm CWI 2’s undertaking to include in future post-effective amendment filings the amount of shareholder distribution and servicing fees paid by CWI 2 for the period covered by the post-effective amendment.  This information will be included as part of the disclosure of management compensation in the amendment.

Thank you for your review of CWI 2’s Post-Effective Amendment.  Please contact me with any questions.

Sincerely,

/s/Kathleen L. Werner

Kathleen L. Werner

cc:                                              Sapna Sanagavarapu